                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-83963


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 20, 1999)

$500,000,000

[LSI Logic Logo]

4% Convertible Subordinated Notes Due February 15, 2005

We will pay interest on the notes each February 15 and August 15. The first interest payment will be made on August 15, 2000.

Holders may convert the notes into our common stock at any time before February 15, 2005, at a conversion price of $140.569 per share, subject to adjustment in specified events. The conversion price will be adjusted to $70.2845 per share effective at the opening of business on February 17, 2000, to reflect the two-for-one common stock split we previously announced.

On or after February 20, 2003, we may redeem any of the notes at the redemption prices listed in this prospectus supplement, plus accrued interest.

Holders may require us to repurchase the notes upon a fundamental change.

Our common stock is listed on the New York Stock Exchange under the symbol "LSI." On February 14, 2000, the reported last sale price of our common stock on the New York Stock Exchange was $104.125 per share.

The underwriter has an option to purchase a maximum of $75,000,000 additional principal amount of notes to cover over-allotments of notes.

INVESTING IN THESE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
S-7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                                            UNDERWRITING
                                                              PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                             PUBLIC(1)       COMMISSIONS     LSI LOGIC(1)
---------------------------------------------------------------------------------------------------------
Per Note                                                    100%            3%               97%
---------------------------------------------------------------------------------------------------------
Total                                                       $500,000,000    $15,000,000      $485,000,000

--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February 18, 2000.

Delivery of the notes in book-entry form only will be made on or about February 18, 2000.

J.P. MORGAN & CO.

February 14, 2000.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                          ----
Summary.................................   S-3
Risk Factors............................   S-7
Ratio of Earnings to Fixed Charges......  S-14
Use of Proceeds.........................  S-15
Selected Consolidated Financial Data....  S-16
Description of Notes....................  S-17
Certain United States Federal Income Tax
  Considerations........................  S-23
Underwriting............................  S-28
Legal Matters...........................  S-29

                                   PROSPECTUS

                                          PAGE
                                          ----
Summary.................................    3
Where You Can Find More Information.....    6
Risk Factors............................    8
Use of Proceeds.........................   17
Ratio of Earnings to Fixed Charges......   17
Description of the Debt Securities......   17
Description of Capital Stock............   30
Plan of Distribution....................   34
Legal Matters...........................   35
Experts.................................   35

                           -------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. WE EXPRESSLY DISCLAIM ANY OBLIGATION TO UPDATE INFORMATION PRESENTED HEREIN, EXCEPT AS MAY OTHERWISE BE REQUIRED BY LAW.

This prospectus supplement, the prospectus and the documents incorporated by reference in this prospectus supplement contain forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believes," "expects," "future," "intends" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus supplement. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described below under "Risk Factors" as well as those detailed from time to time in our filings with the SEC.

                                    SUMMARY

Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus before making an investment decision. When used in this prospectus supplement, unless otherwise stated, the terms "we," "our" and "us" refer to LSI Logic Corporation and its subsidiaries.

                             LSI LOGIC CORPORATION

LSI Logic Corporation is a worldwide leader in the design, development, manufacture and marketing of high performance application specific integrated circuits, or ASICs, application specific standard products, or ASSPs, and advanced storage area network systems. Our submicron process technologies, combined with our CoreWare design methodology, provide us with the ability to integrate system level solutions on a single chip. We are focused on the three markets of:

     - communications,

     - network computing, and

     - storage area network systems.

We believe these markets will continue to grow rapidly for the foreseeable future. Our customers use integrated circuits in a wide range of communication devices, including for wireless, broadband, data networking, and set-top-box applications. We also provide other types of integrated circuit products and board-level products for network computing and we provide storage area network systems for the enterprise.

We tailor our products are tailored to the specific application requirements of original equipment manufacturers, or OEMs, and other customers in communications, network computing and storage area network systems markets. Our customers are worldwide leaders in their end markets and include:

     - Cisco Systems, Inc.,

     - Compaq Computer Corporation,

     - Hewlett Packard Company,

     - IBM Corporation,

     - NCR,

     - Sony Corporation, and

     - Sun Microsystems.

Since our inception we have based our technology and our business strategy on integrating increasingly complex electronic building blocks onto a few chips or a single chip. We use high-level, industry-standard building blocks of the type that were previously independent chips, such as microprocessors, networking controllers, digital signal processors and video compression engines as "cores" that we connect electronically, along with a customer's proprietary logic and memory, to form a system on a single chip. The results for our customers are higher system performance, lower system cost and faster time-to-market with a differentiated product.

We use proprietary and leading third-party electronic design automation, or EDA, software design tools in the design phase of our work. Our integrated circuit design tool environment is highly integrated with our manufacturing process requirements so that it will accurately simulate product performance, reducing design time and project cost. We offer a broad range of design and manufacturing options to our customers in implementing their product specifications. We market our integrated circuit products and services worldwide through direct sales, marketing and field technical staff and through independent sales representatives and distributors.

Our storage area network systems products are designed, manufactured, and sold by our wholly owned subsidiary -- LSI Logic Storage Systems, Inc. Our high-performance, highly scalable open storage area network systems and storage solutions are available through leading OEMs and a network of resellers under the MetaStor(R) brand name.

We operate our own manufacturing facilities in order to control our deployment of advanced wafer fabrication technology, our manufacturing costs and our response to customer delivery requirements. During 1999 we successfully brought our newest semiconductor fabrication facility, which is located in Gresham, Oregon into volume production. Our semiconductor production operations in the United States and Japan, as well as those of our assembly and test subcontractors in Asia, are ISO certified, an important international measure for quality.

LSI Logic was incorporated in California in 1980 and reincorporated in Delaware in 1987. Our principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and our telephone number at that location is (408) 433-8000. Our home page on the Internet is at www.lsilogic.com. The information contained on our website is not incorporated into this prospectus supplement.

                              RECENT DEVELOPMENTS

On January 25, 2000, we announced a two-for-one common stock split to be effected as a stock dividend of one share for each share issued and outstanding. Stockholders of record on February 4, 2000 will receive the additional shares, which are to be distributed on February 16, 2000. In addition, on January 25, 2000, we reported our operating results for the quarter and year ended December 31, 1999. The following table shows certain unaudited consolidated financial data for the three and twelve months ended December 31, 1999 and 1998, respectively. All share and per share data has been restated to reflect the two-for-one common stock split.

                                                 ------------------------------------------------
                                                  THREE MONTHS ENDED            YEAR ENDED
                                                     DECEMBER 31,              DECEMBER 31,
                                                 --------------------    ------------------------
                                                   1999        1998         1999          1998
                                                 --------    --------    ----------    ----------
In thousands except for per share data
Revenues.......................................  $584,856    $451,018    $2,089,444    $1,516,891
Earnings per share:
  Basic........................................  $   0.31    $   0.03    $     0.23    $    (0.49)
  Diluted......................................  $   0.28    $   0.03    $     0.23    $    (0.49)
Shares used in computing per share amounts:
  Basic........................................   298,158     287,414       292,848       286,306
  Diluted......................................   337,318     288,922       325,088       286,306

Revenues increased $134 million or 30% for the three months ended December 31, 1999 as compared to the same period of the prior year. Revenues increased $573 million or 38% for the year ended December 31, 1999 as compared to the same period of the prior year. Significant factors contributing to the revenue growth in 1999 included increased demand for products used in communications and network computing applications, storage area network systems and the recording of a full year of revenue from the acquisition of Symbios in August of 1998.

During 1999, we expensed an unamortized pre-production balance of $92 million, net of taxes, associated with our manufacturing facility in Gresham, Oregon. The amount was presented as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5 "Reporting on Costs of Start-up Activities." During 1998, we reported a charge for restructuring of $75 million and in-process research and development costs of $146 million related to the acquisition of Symbios on August 6, 1998.

                                  THE OFFERING

SECURITIES OFFERED..............
                               $500,000,000 principal amount of 4% Convertible Subordinated Notes due February 15, 2005, or $575,000,000 principal amount if the underwriter's over-allotment option is exercised in full. See "Description of Notes."

INTEREST........................
                               4% per annum on the principal amount, payable semi-annually in arrears in cash on February 15 and August 15 of each year, commencing August 15, 2000. The first interest payment will include interest from February 18, 2000, the closing date.

MATURITY........................
                               February 15, 2005.

CONVERSION......................
                               The notes will be convertible into common stock of LSI Logic at the option of the holder at any time after the date of original issuance of the notes and prior to redemption, repurchase or maturity at a conversion price of $140.569 per share, subject to adjustment in specified events. The conversion price will be adjusted to $70.2845 per share, effective at the opening of business on February 17, 2000, to reflect the two-for-one common stock split we previously announced. See "Description of Notes -- Conversion of the Notes."

SUBORDINATION...................
                               The notes are subordinated to all existing and future senior indebtedness and are effectively subordinated to all of the indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As of December 31, 1999, we had approximately $4 million of indebtedness outstanding that would have constituted senior indebtedness (after giving effect to repayment of the remaining approximately $380 million of indebtedness denominated in U.S. dollars and yen outstanding under our existing credit facility with a portion of the proceeds of this offering), and our subsidiaries had approximately $169 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles). The indenture governing the notes does not limit the amount of indebtedness, including senior indebtedness, that we and our subsidiaries may incur. See "Description of Notes -- Subordination of Notes."

OPTIONAL REDEMPTION.............
                               At any time on or after February 20, 2003, we may redeem the notes. The initial redemption price is 101.6% of the principal amount, plus accrued interest. The redemption price will decline on February 15 of each year, commencing on February 15, 2004, as set forth in "Description of Notes -- Optional Redemption by LSI Logic."

FUNDAMENTAL CHANGE..............
                               Upon the occurrence of any "fundamental change," as described in this prospectus supplement, and prior to the maturity or redemption of the notes, each holder will have the right to require us to repurchase all or any part of that holder's notes at a price equal to 100% of the principal amount of the notes being repurchased plus accrued interest. See "Description of Notes -- Repurchase at Option of the Holder."

SINKING FUND....................
                               None.

USE OF PROCEEDS.................
                               We expect to use approximately $380 million of the net proceeds of this offering to repay our outstanding balance under our bank credit facility. Approximately $296 million of this indebtedness was incurred to finance our acquisition of Symbios, Inc. in August 1998. We expect to use the balance of the net proceeds of this offering for general corporate purposes, including additional working capital and capital expenditures.

NYSE SYMBOL FOR COMMON STOCK....
                               LSI.

RISK FACTORS....................
                               You should read the "Risk Factors" section beginning on page S-7 of this prospectus supplement to ensure that you understand the risks associated with an investment in the notes.

                                  RISK FACTORS

Before you invest in the notes or shares of common stock underlying the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement, before you decide whether to purchase the notes. The risks set out below are not the only risks we face.

If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes and our common stock could decline, and you may lose all or part of your investment.

Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement. These are statements that relate to our expectations for future events and time periods. Generally, the words, "anticipate", "expect", "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

OUR PRODUCT AND PROCESS DEVELOPMENT ACTIVITIES OCCUR IN A HIGHLY COMPETITIVE ENVIRONMENT

The semiconductor and storage segments in which we conduct business are characterized by rapid technological change, short product cycles, and evolving industry standards. We believe our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also be able to adopt and implement emerging industry standards and to adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition will be adversely impacted.

In addition, we must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of CoreWare building blocks and integration of our CoreWare libraries into our design capabilities. Our cores and ASSPs are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot assure you that ASSPs or cores that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

WE OPERATE HIGHLY COMPLEX AND COSTLY MANUFACTURING FACILITIES

The manufacture and introduction of our products is a complicated process. We confront the following challenges in the manufacturing process that require us to:

     - maintaining a competitive manufacturing cost structure;

     - implementing the latest process technologies required to manufacture new products;

     - exercising stringent quality control measures to ensure high yields;

     - effectively managing the subcontractors engaged in the test and assembly of products; and

     - updating equipment and facilities as required for leading edge production capabilities.

We do not control the timing or size of orders for our products. We generally do not have long-term volume production contracts with our customers. There is a risk that we will be unable to meet sudden increases in demand beyond our current manufacturing capacity, which may result in additional capital expenditures and production costs. Meanwhile, order volumes below anticipated levels may result in the under-utilization of our manufacturing facilities, resulting in higher per unit costs, which could adversely impact our operating results and financial condition.

OUR MANUFACTURING FACILITIES ARE SUBJECT TO DISRUPTION FOR REASONS BEYOND OUR CONTROL

Our newest wafer fabrication site located in Gresham, Oregon is a highly complex, state-of-the-art facility. Anticipated production rates depend upon the reliable operation and effective integration of a variety of hardware and software components. There is no assurance that all of these components will be fully functional or successfully integrated on time or that the facility will achieve the forecasted yield targets. The capital expenditures required to bring the facility to full operating capacity may be greater than we anticipate and result in lower margins.

Operations at any of our primary manufacturing facilities, or at any of our test and assembly subcontractors, may be disrupted for reasons beyond our control, including work stoppages, fire, earthquake, floods, or other natural disasters. Such an unexpected disruption could cause delays in shipments of products to our customers and alternate sources for production may be unavailable on acceptable terms. This could result in the cancellation of orders or loss of customers.

WE CONFRONT RISKS FROM THE YEAR 2000 ISSUE

We use a significant number of computer software programs and operating systems in our internal operations, including financial, order management, and manufacturing systems. The inability of computer software programs to accurately recognize and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or create problems that interrupt our operations. We did not experience any significant interruption of computer systems during the critical transition from the year 1999 to 2000. Based on tests conducted as part of our Year 2000 compliance program, we do not anticipate any material Year 2000 issues associated with our operations hereinafter. However, potential failures in the computer systems of our suppliers or customers could have an indirect, adverse impact on our operations.

WE HAVE SIGNIFICANT CAPITAL REQUIREMENTS TO MAINTAIN AND GROW OUR BUSINESS

In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. During 2000 we anticipate that we will spend approximately $450 million on capital assets and that we will be required to spend potentially larger amounts thereafter. We may seek additional equity or debt financing from time to time and cannot be certain that additional financing will be available on favorable terms. Moreover, any future equity or convertible debt financing will decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted. In addition, the high level of capital expenditures required to remain competitive results in relatively high fixed costs. If demand for our products does not absorb additional capacity, the fixed costs and operating expenses related to increases in our production capacity could have a material adverse impact on our operating results and financial condition.

As of December 31, 1999, the Company had borrowings outstanding of approximately $380 million. These include approximately $296 million in debt related to the acquisition of Symbios, Inc. in 1998, in addition to 8.6 billion yen (approximately U.S. $84 million) used to finance capital expenditures related to our manufacturing operations in Japan. The debt obligations related to Japan expose us to exchange rate fluctuations for the period of time from the start of the transaction until settlement. As of December 31, 1999, we also had a total of U.S. $61.94 million in nominal amount of financial derivatives, including forward exchange, currency swap, interest swap and option contracts, to manage our exposure to currency fluctuations and changes in interest rates. There is no assurance that these hedging transactions will eliminate exposure to currency rate fluctuations or changes in interest rates that could affect our operations and/or cash flows.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES

We have international subsidiaries and distributors that operate and sell our products globally. Further, we purchase a substantial portion of our raw materials and manufacturing equipment from foreign suppliers, and incur labor and other operating costs in foreign currencies, particularly in our Japanese manufacturing facilities. As a result, we are exposed to the risk of changes in foreign currency exchange rates or changing economic conditions in these countries.

WE PROCURE PARTS AND RAW MATERIALS FROM LIMITED DOMESTIC AND FOREIGN SOURCES

We use a wide range of parts and raw materials in the production of our semiconductors, host adapter boards, and storage systems, including silicon wafers, processing chemicals, and electronic and mechanical components. We do not generally have guaranteed supply arrangements with our suppliers and do not maintain an extensive inventory of parts and materials for manufacturing. We purchase some of these parts and materials from a limited number of vendors and some from a single supplier. On occasion, we have experienced difficulty in securing an adequate volume and quality of parts and materials. There is no assurance that, if we have difficulty in obtaining parts or materials in the future, alternative suppliers will be available, or that these suppliers will provide parts and materials in a timely manner or on favorable terms. As a result, we may be adversely affected by delays in new and current product shipments. If we cannot obtain adequate materials for manufacture of our products, there could be a material adverse impact on our operating results and financial condition.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS

We compete in markets that are intensely competitive, and which exhibit both rapid technological change and continual price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical, and management resources. Several major diversified electronics companies offer ASIC products and/or other standard products that are competitive with our product lines. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our large customers may develop internal design and production capabilities to manufacture their own products, thereby displacing our products. There is no assurance that the price and performance of our products will be superior relative to the products of our competitors. As a result, we may experience a loss of competitive position that could result in lower prices, fewer customer orders, reduced revenues, reduced gross margins, and loss of market share. To remain competitive, we continually evaluate our worldwide operations, looking for additional cost savings and technological improvements.

Our future competitive performance depends on a number of factors, including our ability to:

     - properly identify target markets;

     - accurately identify emerging technological trends and demand for product features and performance characteristics;

     - develop and maintain competitive products;

     - enhance our products by adding innovative features that differentiate our products from those of our competitors;

     - bring products to market on a timely basis at competitive prices;

     - respond effectively to new technological changes or new product announcements by others;

     - adapt products and processes to technological changes; and

     - adopt and/or set emerging industry standards.

We may not meet our design, development, and introduction schedules for new products or enhancements to our existing and future products. In addition, our products may not achieve market acceptance or sell at favorable prices.

WE CONCENTRATE OUR SALES EFFORTS ON A LIMITED NUMBER OF CUSTOMERS

We are increasingly dependent on a limited number of customers for a substantial portion of revenues as a result of our strategy to focus our marketing and selling efforts on select, large-volume customers.

Our operating results and financial condition could be affected if:

     - we do not win new product designs from major customers;

     - major customers reduce or cancel their existing business with us;

     - major customers make significant changes in scheduled deliveries; or

     - there are declines in the prices of products that we sell to these customers.

One customer represented 11% of our total consolidated revenues for the year ended December 31, 1999. In the semiconductor segment, one customer represented 10% of the total semiconductor revenues for the year ended December 31, 1999. In the storage segment, there were three customers with revenues representing 29%, 27%, and 15% of total storage revenues for the year ended December 31, 1999.

WE UTILIZE INDIRECT CHANNELS OF DISTRIBUTION OVER WHICH WE EXERCISE LIMITED CONTROL

We derive a material percentage of product revenues from independent reseller and distributor channels. Our financial results could be adversely affected if our relationship with these resellers or distributors were to deteriorate or if the financial condition of these resellers or distributors were to decline. In addition, as our business grows, we may have an increased reliance on indirect channels of distribution. There can be no assurance that we will be successful in maintaining or expanding these indirect channels of distribution. This could result in the loss of certain sales opportunities. Furthermore, the partial reliance on indirect channels of distribution may reduce our visibility with respect to future business, thereby making it more difficult to accurately forecast orders.

OUR COMPANY OPERATIONS ARE AFFECTED BY CYCLICAL FLUCTUATIONS

The semiconductor and storage segments in which we compete are subject to cyclical fluctuations in demand. As a result, we may experience periodic declines in sales or the prices of our products as a result of the following:

     - rapid technological change, product obsolescence, and price erosion in our products;

     - maturing product cycles in our products or products sold by our customers;

     - increases in worldwide manufacturing capacity for semiconductors, resulting in declining prices; and

     - changes in general economic conditions, which may cause declines in our product markets or the markets of our suppliers and customers.

The semiconductor industry has experienced periods of rapid expansion of production capacity. Even when the demand for our products remains constant, the availability of additional excess production capacity in the industry creates competitive pressure that can degrade pricing levels, which can reduce revenues. Furthermore, customers who benefit from shorter lead times may defer some purchases to future periods, which could affect our demand and revenues for the short term. As a result, we may experience downturns or fluctuations in demand in the future and experience adverse effects on our operating results and financial condition.

WE ENGAGE IN ACQUISITIONS AND ALLIANCES GIVING RISE TO ECONOMIC AND TECHNOLOGICAL RISKS

We intend to continue to make investments in companies, products, and technologies, either through acquisitions or investment alliances. Acquisitions and investment activities often involve risks, including the need to:

     - acquire timely access to needed capital for investments related to acquisitions and alliances;

     - conduct acquisitions that are timely relative to existing business opportunities;

     - successfully prevail over competing bidders for target acquisitions at an acceptable price;

     - invest in companies and technologies that contribute to the growth of our business;

     - retain the key employees of the acquired operation;

     - incorporate acquired operations into our business and maintain uniform standards, controls, and procedures; and

     - develop the capabilities necessary to exploit newly acquired technologies.

Some of these factors are beyond our control. Failure to manage growth effectively and to integrate acquisitions could adversely affect our operating results and financial condition.

THERE IS UNCERTAINTY ASSOCIATED WITH OUR RESEARCH AND DEVELOPMENT INVESTMENTS

Our research and development activities are intended to maintain and enhance our competitive position by utilizing the latest advances in the design and manufacture of semiconductors and storage systems including networking, communications, and storage technologies. Technical innovations are inherently complex and require long development cycles and the commitment of extensive engineering resources. We must incur substantial research and development costs to confirm the technical feasibility and commercial viability of a product that in the end may not be successful. If we are not able to successfully and timely complete our research and development programs, we may face competitive disadvantages. There is no assurance that we will recover the development costs associated with such programs or that we will be able to secure the financial resources necessary to fund future research and development efforts.

THE PRICE OF OUR SECURITIES MAY BE AFFECTED BY A WIDE RANGE OF FACTORS

Some of the factors that may cause volatility in the price of our securities include:

     - quarterly variations in results;

     - business and product market cycles;

     - fluctuations in customer requirements;

     - the availability and utilization of manufacturing capacity;

     - the timing of new product introductions; and

     - the ability to develop and implement new technologies.

The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in one or more of our product markets. While we cannot predict the individual effect that these factors may have on the price or our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time.

OUR GLOBAL OPERATIONS EXPOSE THE COMPANY TO NUMEROUS INTERNATIONAL BUSINESS
RISKS

We have substantial business activities in Pan Asia and Europe. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tax laws, tariff structures, export laws, regulatory requirements or trade policies in either the United States or foreign countries could adversely impact our ability to manufacture or sell our products in foreign markets. Moreover, a significant decrease in sales by our customers to end users in either Pan Asia or Europe could result in a decline in orders.

We subcontract test and assembly functions to independent companies located in Southeast Asia. A reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of products to customers, or increased costs.

THE HIGH TECHNOLOGY INDUSTRY IN WHICH WE OPERATE IS PRONE TO INTELLECTUAL PROPERTY LITIGATION

Our success is dependent in part on our technology and other proprietary rights, and we believe that there is value in the protection afforded by our patents, patent applications, and trademarks. However, the industry is characterized by rapidly changing technology, and our future success depends primarily on the technical competence and creative skills of our personnel, rather than on patent and trademark protection.

As is typical in the high technology industry, from time to time we have received communications from other parties asserting that certain of our products, processes, technologies or information infringe upon their patent rights, copyrights, trademark rights or other intellectual property rights. We regularly evaluate such assertions. In light of industry practice, we believe with respect to existing or future claims that any licenses or other rights that may be necessary can generally be obtained on commercially reasonable terms. Nevertheless, there is no assurance that licenses will be obtained on acceptable terms or that a claim will not result in litigation or other administrative proceedings.

WE MUST ATTRACT AND RETAIN KEY EMPLOYEES IN A HIGHLY COMPETITIVE ENVIRONMENT

Our employees are vital to our success, and our key management, engineering and other employees are difficult to replace. We do not generally have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley, Colorado, Oregon and elsewhere where we operate our business has increased demand and competition for qualified personnel. Our continued growth and future operating results will depend upon our ability to attract, hire, and retain significant numbers of qualified employees.

WE DO BUSINESS IN EUROPE AND FACE RISKS ASSOCIATED WITH THE EURO

A new European currency was implemented in January 1999 to replace the separate currencies of eleven western European countries. This has required changes in our operations as we modified systems and commercial arrangements to deal with the new currency. Although a three year transition period is expected during which transactions may also be made in the old currencies, this is requiring dual currency processes for our operations. We have identified issues involved and will continue to address them, but there can be no assurances that all problems will be foreseen and controlled without any adverse impact on our operating results or financial condition.

THE NOTES ARE SUBORDINATED

The notes are unsecured and subordinated in right of payment in full to all of our existing senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The notes are obligations exclusively of LSI Logic. Since a substantial portion of our operations are conducted in part through subsidiaries, our cash flow and ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

The indenture does not prohibit or limit us from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of December 31, 1999, we had approximately $4 million of indebtedness outstanding that would have constituted senior indebtedness (after giving effect to repayment of the indebtedness outstanding under our existing credit facility with proceeds of this offering), and our subsidiaries had approximately $169 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles). We anticipate that from time to time we will incur additional senior indebtedness. We and our subsidiaries will also from time to time incur other additional indebtedness and liabilities. See "Description of Notes -- Subordination of Notes."

WE MAY NOT BE ABLE TO REDEEM THE NOTES UPON A FUNDAMENTAL CHANGE

Upon a fundamental change, which includes specified changes of control which do not result in the receipt by holders of the notes in liquid securities, each holder of notes will have certain rights, at the holder's option, to require us to redeem all or a portion of such holder's notes. If a fundamental change were to occur, we may not have sufficient funds to pay the redemption price for all notes tendered by the holders. In addition, our existing credit facility prohibits redemptions of the notes and provides that both the triggering of redemption rights as a result of a fundamental change and the occurrence of a change of control would constitute an event of default under our existing credit facility. Any future credit agreements or other agreements relating to other indebtedness (including senior indebtedness) to which we become a party may contain similar provisions. If a fundamental change occurs at a time when we are prohibited from redeeming notes, we could seek the consent of our lenders to the redemption of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from redeeming notes. In such case, our failure to redeem tendered notes would constitute an event of default under the indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances or if the occurrence of a fundamental change or the triggering of redemption rights as a result of a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions in the indenture could restrict or prohibit payments to the holders of notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to redeem the notes upon a fundamental change necessarily protect holders of the notes if we engaged in a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of Notes -- Redemption at Option of the Holder."

OUR NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED

We believe it is likely that one or more rating agencies may rate the notes. If one or more rating agencies assign the notes a rating lower than expected by investors, the market prices of the notes and our common stock would be materially and adversely affected.

POSSIBLE VOLATILITY OF PRICE OF OUR COMMON STOCK AND NOTES

The market price of our common stock has been volatile in the past, and the market price of the notes and the common stock may be volatile in the future. The market price of the notes and the common stock may be significantly affected by the following factors:

     - the cyclical nature of both the semiconductor industry and the markets addressed by our products;

     - the availability and extent of utilization of manufacturing capacity.

     - erosion in the price of our products;

     - the timing of new product introductions, the ability to develop and implement new technologies and other competitive factors;

     - our announcement of new products or product enhancements or similar announcements by our competitors; and

     - general market conditions or market conditions specific to particular industries.

In addition, the stock prices of many companies in the technology sector have fluctuated wildly due to events unrelated to their operating performance. These fluctuations may adversely affect the market price of the notes and the common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                            --------------------------------------------------------------
                                                                                             NINE MONTHS
                                            FISCAL YEAR ENDED DECEMBER                          ENDED
                                                        31,                                 SEPTEMBER 30,
                                            ---------------------------                     --------------
                                             1994      1995       1996     1997     1998    1998     1999
                                            ------    -------    ------    -----    ----    -----    -----
Ratio of earnings to fixed charges........   5.7x      11.4x      7.2x     10.6x     --      --      3.4x

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing (i) earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by (ii) fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of debt issuance costs. For our fiscal year ended December 31, 1998 and the nine months ended September 30, 1998, earnings were inadequate to cover fixed charges by $140 million and $144 million, respectively.

Our fiscal years ended December 31, 1997 and 1998, and the Sunday closest to December 31 in 1994, 1995 and 1996. For presentation purposes, this prospectus supplement refers to December 31 as our fiscal year end.

                                USE OF PROCEEDS

The net proceeds to us from the sale of the notes offered hereby are estimated to be approximately $485 million (approximately $557 million if the underwriter's over-allotment option is exercised in full) after deducting the estimated underwriter's discount and other expenses of this offering payable by us. A portion of the net proceeds will be used to repay the remaining approximately $380 million of U.S. dollar and yen denominated indebtedness outstanding under our credit facility. The U.S. dollar denominated loans are subject to amortization at the rate of $34.4 million in March of 2000 and $21.0 million in June of 2000. The remaining principal is due on August 4, 2002 and bears interest at variable rates calculated as either the prime rate or LIBOR plus the applicable margin (with such loans bearing interest as of December 31, 1999 at 7.07%). The proceeds of these U.S. dollar denominated loans were used to finance the costs and related expenses of our acquisition of Symbios, Inc. in August 1998. The yen denominated loans are due on August 5, 2002 and bear interest at a rate of 1.29% as of December 31, 1999. The proceeds of these loans were used for general corporate purposes, including working capital, of our Japanese subsidiary.

We expect to use the balance of the net proceeds from the sale of the notes offered hereby for general corporate purposes, including:

     - additional working capital, and

     - capital expenditures.

We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may also be used. Currently, however, we do not have any understandings, commitments or agreements with respect to any significant acquisitions.

Pending the application of the net proceeds, we expect to invest the proceeds from the sale of notes in interest-bearing securities.

In connection with the issuance of our 4 1/4% convertible subordinated notes due 2004, in March 1999 we amended the credit agreement that we entered into in August 1998 to provide financing of our acquisition of Symbios, Inc. to permit us to incur an aggregate of $750 million in subordinated debt. We are currently working with the agent bank under the facility to obtain a further amendment increasing the maximum to $920 million in order to permit this offering. We believe that we will be able to obtain this amendment, although we cannot guarantee you that we will be able to do so. In the event we are unable to obtain the amendment on a timely basis, we may terminate the credit agreement upon repayment of all outstanding balances with the net proceeds from this offering. In addition, the issuance of the notes without an amendment to the credit agreement would result in a default under our guarantee of the lease obligations of our subsidiary, LSI Logic Japan Semiconductor, unless we obtain a consent or amendment from the required banks that are parties to the lease. The lease is cash collateralized and scheduled to terminate in June 2000. We believe that we will be able to obtain a consent or amendment if one becomes necessary, although we cannot guarantee you that we will be able to do so. If we fail to obtain a consent or amendment under the lease, we may be required to pay prior to scheduled termination the approximately $48 million of payments remaining under the lease as of December 31, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" not included in this prospectus supplement. The consolidated statement of operations data for the five years ending December 31, 1994, 1995, 1996, 1997 and 1998 and the balance sheet data at December 31, 1994, 1995, 1996, 1997 and 1998 are derived from audited consolidated financial statements not included in this prospectus supplement. The consolidated statement of operations data for the nine months ended September 30, 1999 and 1998 and the balance sheet data at September 30, 1999 and 1998 were derived from unaudited consolidated financial statements not included in this prospectus supplement. Stockholders' equity has been restated to give retroactive recognition to the two-for-one common stock split announced on January 25, 2000 for all periods presented. In addition, all references for all periods presented below in the selected consolidated financial data to number of basic and diluted shares and related per share amounts of our common stock have been restated to reflect the two-for-one common stock split.

                                         ------------------------------------

                                               YEAR ENDED DECEMBER 31,
                                         ------------------------------------
                                            1994         1995         1996
                                         ----------   ----------   ----------
In thousands, except per share amounts
REVENUES...............................  $  923,663   $1,288,790   $1,271,855
                                         ----------   ----------   ----------
Costs and expenses:
  Cost of revenues.....................     535,383      679,588      716,755
  Research and development.............     102,351      126,911      187,749
  Selling, general and
    administrative.....................     130,671      163,286      171,733
  Acquired in-process research and
    development........................          --           --           --
  Restructuring of operations and other
    non-recurring items, net...........       4,647         (114)          --
  Amortization of intangibles..........       1,022        2,296        3,869
                                         ----------   ----------   ----------
    Total costs and expenses...........     774,074      971,967    1,080,106
                                         ----------   ----------   ----------
(Loss)/income from operations..........     149,589      316,823      191,749
Interest expense.......................     (18,867)     (16,776)     (13,850)
Interest income and other, net.........      19,855       35,448       30,483
Gain on sale of equity securities......          --           --           --
                                         ----------   ----------   ----------
(Loss)/income before income taxes,
  minority interest and cumulative
  effect of change in accounting
  principle............................     150,577      335,495      208,382
Provision for income taxes.............      43,684       93,790       57,521
                                         ----------   ----------   ----------
(Loss)/income before minority interest
  and cumulative effect of change in
  accounting principle.................     106,893      241,705      150,861
Minority interest in net income of
  subsidiaries.........................       3,747        3,042          499
                                         ----------   ----------   ----------
(Loss)/income before cumulative effect
  of change in accounting principle....     103,146      238,663      150,362
Cumulative effect of change in
  accounting principle.................          --           --           --
                                         ----------   ----------   ----------
Net (loss)/income......................  $  103,146   $  238,663   $  150,362
                                         ==========   ==========   ==========
BASIC EARNINGS PER SHARE:
  (Loss)/income before cumulative
    effect of change in accounting
    principle..........................  $     0.48   $     0.95   $     0.58
  Cumulative effect of change in
    accounting principle...............          --           --           --
                                         ----------   ----------   ----------
  Net (loss)/income....................  $     0.48   $     0.95   $     0.58
                                         ==========   ==========   ==========
DILUTED EARNINGS PER SHARE:
  (Loss)/income before cumulative
    effect of change in accounting
    principle..........................  $     0.43   $     0.86   $     0.54
  Cumulative effect of change in
    accounting principle...............          --           --           --
                                         ----------   ----------   ----------
  Net (loss)/income....................  $     0.43   $     0.86   $     0.54
                                         ==========   ==========   ==========
  Total assets.........................  $1,289,126   $1,865,708   $1,974,628
  Long-term debt.......................  $  264,351   $  201,033      261,508
  Stockholders' equity.................  $  549,474   $1,227,029   $1,330,528
                                         ----------   ----------   ----------

                                         -------------------------------------------------
                                                                      NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                         -----------------------   -----------------------
                                            1997         1998         1999         1998
                                         ----------   ----------   ----------   ----------
In thousands, except per share amounts
REVENUES...............................  $1,322,626   $1,516,891   $1,504,588   $1,065,873
                                         ----------   ----------   ----------   ----------
Costs and expenses:
  Cost of revenues.....................     694,274      884,598      942,074      592,792
  Research and development.............     229,735      291,125      223,447      210,158
  Selling, general and
    administrative.....................     196,359      226,258      191,153      158,747
  Acquired in-process research and
    development........................       2,850      145,500        4,600      145,500
  Restructuring of operations and other
    non-recurring items, net...........          --       75,400       (2,063)      75,400
  Amortization of intangibles..........       4,472       22,369       34,789       10,110
                                         ----------   ----------   ----------   ----------
    Total costs and expenses...........   1,127,690    1,645,250    1,394,000    1,192,707
                                         ----------   ----------   ----------   ----------
(Loss)/income from operations..........     194,936     (128,359)     110,588     (126,834)
Interest expense.......................      (1,860)      (8,865)     (29,604)      (6,203)
Interest income and other, net.........      34,891       (8,952)       9,208       (9,694)
Gain on sale of equity securities......          --       16,671        2,151           --
                                         ----------   ----------   ----------   ----------
(Loss)/income before income taxes,
  minority interest and cumulative
  effect of change in accounting
  principle............................     227,967     (129,505)      92,343     (142,731)
Provision for income taxes.............      60,819        9,905       26,420        6,283
                                         ----------   ----------   ----------   ----------
(Loss)/income before minority interest
  and cumulative effect of change in
  accounting principle.................     167,148     (139,410)      65,923     (149,014)
Minority interest in net income of
  subsidiaries.........................         727           68          158          221
                                         ----------   ----------   ----------   ----------
(Loss)/income before cumulative effect
  of change in accounting principle....     166,421     (139,478)      65,765     (149,235)
Cumulative effect of change in
  accounting principle.................      (1,440)          --      (91,774)          --
                                         ----------   ----------   ----------   ----------
Net (loss)/income......................  $  164,981   $ (139,478)  $  (26,009)  $ (149,235)
                                         ==========   ==========   ==========   ==========
BASIC EARNINGS PER SHARE:
  (Loss)/income before cumulative
    effect of change in accounting
    principle..........................  $     0.59   $    (0.49)  $     0.23   $    (0.52)
  Cumulative effect of change in
    accounting principle...............          --           --        (0.32)          --
                                         ----------   ----------   ----------   ----------
  Net (loss)/income....................  $     0.59   $    (0.49)  $    (0.09)  $    (0.52)
                                         ==========   ==========   ==========   ==========
DILUTED EARNINGS PER SHARE:
  (Loss)/income before cumulative
    effect of change in accounting
    principle..........................  $     0.57   $    (0.49)  $     0.22   $    (0.52)
  Cumulative effect of change in
    accounting principle...............          --           --        (0.31)          --
                                         ----------   ----------   ----------   ----------
  Net (loss)/income....................  $     0.57   $    (0.49)  $    (0.09)  $    (0.52)
                                         ==========   ==========   ==========   ==========
  Total assets.........................  $2,155,365   $2,823,805   $2,975,302   $2,687,351
  Long-term debt.......................  $   69,455   $  558,966   $  647,564   $  552,271
  Stockholders' equity.................  $1,586,382   $1,524,473   $1,626,600   $1,455,331
                                         ----------   ----------   ----------   ----------

Our fiscal years ended on December 31 in 1998 and 1997 and the Sunday closest to December 31 in 1996, 1995 and 1994. For presentation purposes, the Consolidated Financial Statements refer to December 31 as year-end. On January 1, 1999, we expensed the unamortized pre-production balance of $92 million, net of taxes, associated with the manufacturing facility in Gresham, Oregon and have presented it as a cumulative effect of a change in accounting principle in accordance with SOP No. 98-5, "Reporting on the Costs of Start-up Activities." During 1998, we reported a charge for restructuring of $75 million and in-process research and development costs of $146 million related to the acquisition of Symbios, Inc. on August 6, 1998.

                              DESCRIPTION OF NOTES

We will issue the notes under a subordinated indenture dated as of February 15, 2000, between LSI Logic Corporation and State Street Bank and Trust Company of California, N.A., as trustee, as supplemented by a supplemental indenture thereto to be dated as of February 15, 2000. When we refer to the indenture in this prospectus supplement, we are referring to the subordinated indenture as supplemented by the supplemental indenture. The following summarizes some, but not all, of the provisions of the notes, the subordinated indenture and the supplemental indenture. The notes are a series of debt securities described in the accompanying prospectus. The following description supplements, and, to the extent it is inconsistent, supersedes, the statements under "Description of Debt Securities" in the accompanying prospectus. As used in this section, the words "we," "us," "our" or "LSI Logic" refer to LSI Logic Corporation and its successors under the indenture and do not include any current or future subsidiary of LSI Logic Corporation.

GENERAL

The notes are unsecured general obligations of LSI Logic and will be subordinate in right of payment as described under "Subordination of Notes." The notes are convertible into common stock of LSI Logic as described under "-- Conversion of the Notes." The notes will be limited to $500,000,000 aggregate principal amount, or $575,000,000 aggregate principal amount if the underwriter's over-allotment option is exercised in full. The notes will be issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on February 15, 2005 unless earlier converted, redeemed at the option of LSI Logic or repurchased at the option of the holder upon a fundamental change, as defined below.

The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, or the issuance or repurchase of securities by LSI Logic. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control of LSI Logic except to the extent described below under "-- Repurchase at Option of the Holder."

The notes will bear interest at the annual rate shown on the cover page of this prospectus supplement from February 18, 2000, or from the most recent payment date to which interest has been paid or duly provided for, payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2000, to holders of record at the close of business on the preceding February 1 and August 1, respectively, except:

     - that the interest payable upon redemption or repurchase, unless the date of redemption or repurchase is an interest payment date, will be payable to the person to whom principal is payable; and

     - as set forth in the next succeeding paragraph.

In the case of any note, or portion of any note, that is converted into common stock of LSI Logic during the period from, but excluding, a record date for any interest payment date to, but excluding, that interest payment date, either:

     - if the note, or portion of the note, has been called for redemption on a redemption date that occurs during that period, or is to be repurchased in connection with a fundamental change on a repurchase date, as defined below, that occurs during that period, LSI Logic will not be required to pay interest on that interest payment date in respect of any note, or portion of any note, that is so redeemed or repurchased; or

     - if otherwise, any note or portion of any note that is not called for redemption is submitted for conversion during that period must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted.

See "-- Conversion of the Notes."

Interest will be payable at the office maintained by LSI Logic for these purposes in the Borough of Manhattan, The City of New York, which will initially be an office or agency of the trustee and may, at LSI Logic's option, be paid either:

     - by check mailed to the address of the person entitled to the interest as it appears in the note register, provided that a holder of notes with an aggregate principal amount in excess of $10 million will, at the written election of the holder, filed on or before the relevant record date with the trustee, be paid by wire transfer in immediately available funds; or

     - by transfer to an account maintained by that person located in the U.S.

Payments to the Depository Trust Company, New York, New York, or DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

BOOK-ENTRY SYSTEM

The notes will initially be issued in the form of a global security held in book-entry form. DTC or its nominee will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global security will hold such interests pursuant to the procedures and practices of DTC. As a result, owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global security or the indenture with respect to the global security. LSI Logic and the trustee, and any of their respective agents, may treat DTC as the sole holder and owner of the global security.

CONVERSION OF THE NOTES

Any registered holder of notes may, at any time after the date of original issuance of the notes to the close of business on the business day prior to the date or repurchase, redemption or final maturity of the notes, as appropriate, convert the principal amount of any notes or portions thereof, in denominations of $1,000 or integral multiples of $1,000, into common stock of LSI Logic, at the conversion price set forth on the cover page of this prospectus supplement, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock issued upon conversion. If any notes not called for redemption are converted between a record date and the next interest payment date, those notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. LSI Logic is not required to issue fractional shares of common stock upon conversion of the notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last business day prior to the date of conversion. In the case of notes called for redemption or tendered for repurchase, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption or repurchase unless LSI Logic defaults in the payment of the redemption or repurchase price. A note which the holder has elected to be repurchased upon a fundamental change may be converted only if the holder withdraws its election to have its notes repurchased in accordance with the terms of the indenture before the close of business on the business day prior to the repurchase date.

The initial conversion price of $140.569 per share of common stock is subject to adjustment upon specified events, including:

     (1) the issuance of common stock of LSI Logic as a dividend or distribution on the common stock;

     (2) the issuance to all holders of common stock of rights or warrants to purchase common stock;

     (3) specified subdivisions and combinations of the common stock;

     (4) the distribution to all holders of common stock of capital stock, other than common stock, or evidences of indebtedness of LSI Logic or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash;

     (5) distributions with respect to shares of common stock consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

          (x) the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

          (y) 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the date of declaration of such dividend,

and excluding any dividend or distribution with respect to the common stock in connection with the liquidation, dissolution or winding up of LSI Logic. If an adjustment is required to be made as described in this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded by this clause (5). If an adjustment is required to be made as described in this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

     (6) payment in respect of a tender offer or exchange offer by LSI Logic or any subsidiary of LSI Logic for the common stock to the extent that the cash and value of our other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

     (7) payment in respect of a tender offer or exchange offer for the common stock by a person other than LSI Logic or any subsidiary of LSI Logic in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (7) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause LSI Logic to engage in a consolidation or merger of LSI Logic or a sale of all or substantially all of LSI Logic's assets.

In addition, the initial conversion price of the notes will be adjusted to $70.2845 per share, effective at the opening of business on February 17, 2000, to reflect the two-for-one common stock split we previously announced.

Under the provisions of LSI Logic's preferred shares rights plan, upon conversion of the notes into common stock, to the extent that the rights plan is still in effect upon such conversion, the holders will receive, in addition to the common stock, the rights described in the rights plan (whether or not the rights have separated from the common stock at the time of conversion), subject to certain limited exceptions.

In the case of:

     - any reclassification of the common stock, or

     - a consolidation, merger or combination involving LSI Logic or a sale or conveyance to another person of the property and assets of LSI Logic as an entirety or substantially as an entirety, in each case as a result of which holders of common stock will be entitled to receive stock, other securities, other property or assets, including cash, with respect to or in exchange for all shares of common stock, then the holders of the notes then outstanding will generally be entitled thereafter to convert the notes into the kind and amount of shares of stock, other securities or other property or assets, including cash, which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, combination, sale or conveyance had the notes been converted into common stock immediately prior to that reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets, including cash, receivable in connection with that transaction.

If LSI Logic makes a taxable distribution to holders of common stock or in specified other circumstances requiring an adjustment to the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In some other circumstances, the absence of an adjustment to the conversion price may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Consequences."

LSI Logic may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case LSI Logic will give at least 15 days' notice of the reduction, if LSI Logic's board of directors has made a determination that such reduction would be in LSI Logic's best interests, which determination will be conclusive. LSI Logic may, at its option, make reductions in the conversion price, in addition to those described above, as LSI Logic's board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as dividends or distributions of, or rights to acquire, stock for income tax purposes. See "Certain United States Federal Income Tax Consequences."

No adjustment in the conversion price will be required unless that adjustment would require a change of at least 1% in the conversion price then in effect, however any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY LSI LOGIC

The notes are not entitled to any sinking fund. At any time on or after February 20, 2003, LSI Logic may redeem the notes on at least 30 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

                                                              ----------
                                                              REDEMPTION
                           PERIOD                               PRICE
                           ------                             ----------
Beginning February 20, 2003 and ending on February 14,
  2004......................................................    101.6%
Beginning February 15, 2004 and ending on February 14,
  2005......................................................    100.8%

and 100% at February 15, 2005. Any accrued interest becoming due on the date fixed for redemption will be payable to the holders of record on the relevant record date of the notes being redeemed.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and that holder converts a portion of that holder's notes, the converted portion will be deemed to be of the portion selected for redemption.

LSI Logic may not give notice of any redemption of notes if a default in payment of interest or premium on the notes or any other event of default has occurred and is continuing.

REPURCHASE AT OPTION OF THE HOLDER

If a fundamental change, as defined below, occurs at any time prior to the maturity or redemption of the notes, each holder of notes will have the right, at the holder's option, to require LSI Logic to repurchase any or all of that holder's notes on the date (the "repurchase date") that is 30 days after the date of LSI Logic's notice of the fundamental change. The notes will be repurchased in multiples of $1,000 principal amount.

LSI Logic will repurchase such notes at a price equal to 100% of the principal amount to be repurchased plus accrued interest on the repurchased notes to, but excluding the repurchase date. If the repurchase date is an interest payment date, then the interest payable on that date will be paid to the holder of record of the notes on the relevant record date.

LSI Logic will mail to all holders of record of the notes a notice of the occurrence of a fundamental change and of the repurchase right arising as a result of the fundamental change on or before the tenth day after the occurrence of the fundamental change. LSI Logic is also required to deliver to the trustee a copy of that notice. To exercise the repurchase right, a holder of notes must deliver, on or before the 30th day after the date of LSI Logic's notice of a fundamental change (the "fundamental change expiration time"), written notice of the holder's exercise of the repurchase right, together with the notes to be so repurchased, duly endorsed for transfer, to LSI Logic, or an agent designated by LSI Logic for such purpose. Payment for notes surrendered for repurchase and not withdrawn prior to the fundamental change expiration time will be made promptly following the repurchase date.

The term "fundamental change" means the occurrence of any transaction or event in connection with which all or substantially all common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following that transaction or event, which will be listed) on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

LSI Logic will comply with the provisions of any other tender offer rules under the Securities Exchange Act of 1934 to the extent then applicable in connection with the repurchase rights of the holders of notes in the event of a fundamental change.

The repurchase rights of the holders of notes could discourage a potential acquiror of LSI Logic. The fundamental change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of LSI Logic by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. The term fundamental change is limited to specified transactions and may not include other events that might adversely affect the financial condition of LSI Logic, nor would the requirement that LSI Logic offer to repurchase the notes upon a fundamental change necessarily protect the holders of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving LSI Logic.

If a fundamental change were to occur, there can be no assurance that we would have sufficient funds to pay the redemption price for all the notes tendered by the holders thereof. In addition, our existing credit facility prohibits redemptions of the notes and provides that a fundamental change itself would constitute an event of default under our existing credit facility. Any future credit agreements or other agreements relating to other indebtedness (including senior indebtedness) to which we become a party may contain restrictions or prohibitions on our ability to redeem notes or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from redeeming the notes, we could seek the consent of our then-existing lenders to the redemption of the notes or could attempt to refinance the borrowings that contain that prohibition. If we do not obtain such a consent or repay those borrowings, we would remain prohibited from redeeming the notes. In that case, our failure to redeem tendered notes would constitute an event of default under the indenture and may constitute a default under the terms of our other indebtedness that we may enter into from time to time. In such circumstances or if the occurrence of a fundamental change itself constitutes an event of default under senior indebtedness, the subordination provisions in the indenture would restrict or prohibit payments to the holders of notes.

SUBORDINATION OF NOTES

Payments on the notes will be subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of the Debt Securities -- Subordinated Debt Securities" in the accompanying prospectus.

Our existing 4 1/4% Convertible Subordinated Notes due 2004 will be excluded from the definition of senior indebtedness with respect to the notes.

The notes are obligations exclusively of LSI Logic. Since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our ability to service debt, including the notes, are dependent in part upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of LSI Logic to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

As of December 31, 1999, we had approximately $4 million of indebtedness outstanding that would have constituted senior indebtedness (after giving effect to repayment of the remaining balance of our indebtedness outstanding under our existing credit facility with proceeds of this offering), and our subsidiaries had approximately $169 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (including trade and other payables, but excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles). The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect to all funds collected and held by the trustee.

DEFEASANCE

The provisions described under "Description of the Debt
Securities -- Satisfaction and Discharge; Defeasance" in the accompanying prospectus will apply to the Notes.

NOTICES

LSI Logic will give notice concerning any optional redemption, repurchase or fundamental change by mail to the addresses of the holders in the security register.

GOVERNING LAW

The indenture will be governed by, and construed under, the laws of the State of New York, without regard to conflicts of law principles.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on authorities now in effect. These authorities may change, or the Internal Revenue Service, or the IRS, might interpret existing authorities differently than as described below. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to U.S. Holders that purchase notes in the initial offering at their issue price and hold the notes or common stock as "capital assets" (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations, partnerships or other business entities organized under U.S. federal, state or local laws. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to those who are not U.S. Holders ("Non-U.S. Holders"). This summary describes some, but not all, of these special rules. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. HOLDERS

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of accounting. In general, if a holder of a debt instrument may receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. LSI Logic believes that the notes will not be issued with original issue discount. LSI Logic may be required to make additional payments to holders of the notes as liquidated damages if it does not file or cause to be declared effective a registration statement, as described under "Description of Notes -- Registration Rights of the Noteholders." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." LSI Logic believes that the possibility that it will pay liquidated damages is remote. LSI Logic's determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If LSI Logic pays liquidated damages, contrary to its expectations, U.S. Holders would be required to recognize additional interest income.

Sale, Exchange or Redemption of the Notes

A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain (or loss) will equal the amount by which the proceeds received by the holder exceed (or are less than) the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20 percent, while the deductibility of capital losses is subject to limitation.

Conversion of the Notes

A U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder will be treated as if it received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain (or loss) in the amount by which the cash exceeds (or is less than) the holder's basis attributable to the fractional share. The holder's basis in the common stock received on conversion will equal the holder's adjusted basis in the note. The holder's holding period for the stock will include the period during which the holder held the note.

Dividends

If, after converting a note into common stock, a U.S. Holder receives a distribution from LSI Logic in respect of the stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from LSI Logic's current or accumulated earnings and profits. If the distribution exceeds LSI Logic's current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. Changes in conversion price could be treated as taxable stock dividends to holders of the notes if those changes, by increasing the number of shares that can be received on conversion, increase the noteholders' proportionate interest in the earnings and profits or assets of LSI Logic. This could occur, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to shareholders of LSI Logic. By contrast, changes in the conversion price will not be treated as taxable stock dividends if they simply prevent the dilution of the noteholders' interests through application of a bona fide, reasonable adjustment formula. If an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of the shareholders of LSI Logic could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of LSI Logic's current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Sale of Common Stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain (or loss) will equal the amount by which the proceeds received by the holder exceed (or are less than) the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20 percent, while the deductibility of capital losses is subject to limitation.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as "portfolio interest," and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that

     - owns, directly or indirectly, LSI Logic voting stock with 10 percent or more of the total voting power, or

     - is a "controlled foreign corporation" that is related to LSI Logic.

In general, a controlled foreign corporation is a foreign corporation more than 50 percent of the stock of which is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, voting stock with at least 10 percent of the total voting power.

The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN to LSI Logic or its paying agent. If the Non-U.S. Holder holds a note through a financial institution, or other agent acting on the owner's behalf, the certification requirement will be met if the Non-U.S. Holder provides a Form W-8BEN to the agent and the agent provides to LSI Logic or its paying agent a Form W-8IMY along with a copy of the Non-U.S. Holder's Form W-8BEN. The certification requirement can also be met using appropriate substitute forms for the standard IRS forms. For payments made to a foreign partnership after December 31, 2000, the certification requirements generally apply to the partners rather than the partnership.

Sale, Exchange or Redemption of Notes

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if

     - the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business,

     - the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

     - the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of notes if LSI Logic is, or was within five years before the transaction, a "U.S. real property holding corporation", or USRPHC. In general, LSI Logic would be a USRPHC if interests in U.S. real estate comprised most of its assets. LSI Logic does not believe that it is a U.S. real property holding corporation or that it will become one in the future. The FIRPTA rules would apply to a disposition of notes by a Non-U.S. Holder only if the holder owned, directly or indirectly, more than 5 percent of LSI Logic's common stock within five years before the holder's disposition of the notes. For this purpose, the Non-U.S. Holder would be treated as owning the LSI Logic stock that the holder could acquire on conversion of the holder's notes. If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange, or other disposition of notes by a Non-U.S. Holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax.

Conversion of the Notes

A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See "Special Tax Rules Applicable to Non-U.S. Holders -- Sale of Common Stock," below.

Dividends

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder's country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under "Special Tax Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

Sale of Common Stock

Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "Special Tax Rules Applicable to Non-U.S. Holders -- Sale, Exchange or Redemption of Notes."

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to Non-U.S.
Holders -- Taxation of Interest." Because LSI Logic is a U.S. corporation, its common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

BACKUP WITHHOLDING AND INFORMATION REPORTING

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at a 31 percent rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides LSI Logic or its paying agent with a correct taxpayer identification number.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding on dividends paid after December 31, 2000, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under "Special Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF NOTES OR COMMON STOCK OF LSI LOGIC, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement between us and J.P. Morgan Securities Inc., we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, $500,000,000 principal amount of notes at a purchase price of 97.0% of the principal amount thereof, plus accrued interest, if any, from February 18, 2000 to the date of payment and delivery. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriter.

The underwriting agreement provides that the obligation of the underwriter to purchase the notes included in this offering is subject to approval of certain legal matters by counsel and to certain other conditions.

We have granted to the underwriter an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an aggregate of $75,000,000 in principal amount of the notes at a purchase price of 97.0% of the principal amount thereof, plus accrued interest, if any, from February 18, 2000 to the date of payment and delivery. The underwriter may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering of the notes.

The underwriting agreement provides that we will indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

The underwriter has advised us that it presently intends to make a market in the notes as permitted by applicable laws and regulations. The underwriter is not obligated, however, to make a market in the notes and any market making may be discontinued at any time at the sole discretion of the underwriter. Accordingly, no assurance can be given as to the liquidity of, or the trading markets for, the notes.

We and our executive officers and directors have agreed that we and they will not

     (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or

     (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise for a 60 day period after the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities Inc.

We may, without obtaining consent:

     (1) issue and sell the notes offered by this prospectus supplement;

     (2) issue the common stock issuable upon conversion of the notes;

     (3) grant options or issue and sell stock upon the exercise of outstanding stock options or otherwise under our stock option or employee stock purchase plans; or

     (4) take any of the actions described in clauses (1) through (3) above in connection with acquisitions of technologies, businesses or portions of businesses so long as the aggregate value of our equity securities issued or issuable in connection with the acquisitions, as valued at the earlier of when issued or agreed to be issued, does not exceed $20 million in the aggregate, excluding any of our equity securities issued or issuable in connection with acquisitions to persons who, before or at the time of our agreeing to make the acquisition, agree to be bound by the restrictions described in the immediately preceding paragraph for the remainder of the period that we are bound.

To facilitate the offering of the notes and the common stock, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of the notes or the common stock. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the notes for its own account. In addition, to cover over-allotments or stabilize the price of the notes, the underwriter may bid for, and purchase, the notes or shares of common stock in the open market. Finally, the underwriter may reclaim selling concessions allowed to a dealer for distributing the notes in connection with the offering if the underwriter repurchases previously distributed notes in transactions to cover the underwriter's short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes or the common stock above independent market levels. The underwriter is not required to engage in these activities and may discontinue any of these activities at any time.

The underwriter has engaged in transactions with and performed various investment banking and other services for us in the past, and may do so from time to time in the future.

                                 LEGAL MATTERS

The validity of the issuance of our securities offered by this prospectus supplement will be passed upon for LSI Logic Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriter by Shearman & Sterling, Menlo Park, California.

PROSPECTUS

                                  $600,000,000

                                [LSI LOGIC LOGO]

                      BY THIS PROSPECTUS, WE MAY OFFER --

                                  COMMON STOCK
                                DEBT SECURITIES

                           -------------------------

     Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol "LSI." On August 17, 1999, the reported last sale price of our common stock on the New York Stock Exchange Composite Tape was $56 1/2 per share.

                           -------------------------

     SEE "RISK FACTORS" ON PAGE 8 FOR INFORMATION YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.
                           -------------------------

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

                           -------------------------

     This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      This prospectus is dated August 20, 1999

                               PROSPECTUS SUMMARY

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell in one or more offerings up to a total dollar amount of $600,000,000 of any combination of the following securities:

     - shares of our common stock, and

     - our debt securities.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

     We encourage you to read our annual report on Form 10-K, and quarterly reports on Form 10-Q, in each case, as amended. Instructions on how you can get copies of these documents are provided below under the heading "Where You Can Find More Information."

COMMON STOCK

     We may issue shares of common stock. Common stockholders are entitled to receive dividends declared by the Board of Directors, subject to rights of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights.

DEBT SECURITIES

     We may offer unsecured general obligations in the form of either senior or subordinated debt. We refer to the senior debt securities and the subordinated debt securities as the "debt securities" in this prospectus. The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment on our senior indebtedness and will rank equally with our outstanding
4 1/4% convertible subordinated notes due 2004. Senior indebtedness generally includes all indebtedness for money borrowed by us, except indebtedness that is stated to be not senior to, or to have the same rank as, or is expressly junior to the subordinated debt securities.

     The senior and subordinated debt will be issued under separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. We have summarized the general features of the debt from the indentures. We encourage you to read the indentures which are exhibits to this Registration Statement No. (333-83963).

                             LSI LOGIC CORPORATION

     We are a worldwide leader in the design, development, manufacture and marketing of high performance application specific integrated circuits and application specific standard products. Our submicron process technologies, combined with our CoreWare design methodology, enable us to integrate system level solutions on a single chip. We tailor our products to the specific application requirements of original equipment manufacturers and other customers in the following markets:

     - networking,

     - telecom/wireless,

     - consumer,

     - computer,

     - storage components, and

     - storage systems.

     Many of our customers are worldwide leaders in their end markets. Our customers include:

     - Cisco Systems, Inc.,

     - Compaq Computer Corporation,

     - Hewlett-Packard Company,

     - IBM Corporation,

     - NCR,

     - Sony Corporation, and

     - Sun Microsystems, Inc.

     Since our inception, we have based our technology and our business strategy on integrating increasingly complex electronic building blocks onto a few chips or a single chip. High-level, industry-standard building blocks of the type that were previously independent chips, such as microprocessors, networking controllers, digital signal processors and video compression engines, are used as "cores" that are connected electronically, along with a customer's proprietary logic and memory, to form an entire system on a single chip. Consequently, our customers achieve higher system performance, lower system cost and faster time-to-market with a differentiated product.

     We operate our own manufacturing facilities in order to control our deployment of advanced wafer fabrication technology, our manufacturing costs and our response to customer delivery requirements. In December 1998, we began production in a state-of-the-art facility in Gresham, Oregon. The new facility is equipped for advanced manufacturing operations and designed to accommodate our expansion requirements well into the foreseeable future. Our production operations in the United States and Japan, as well as those of our assembly and test subcontractors in Asia, are ISO certified, an important international measure for quality.

     We market our products and services worldwide through direct sales, marketing and field technical staff and through independent sales representatives and distributors. In addition, we specifically market our storage system products to original equipment manufacturing and end users through value added resellers.

     We were originally incorporated in California in 1980. In 1987, we were reincorporated in Delaware. Our principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and our telephone number is (408) 433-8000.

                          GENERAL INDENTURE PROVISIONS

GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT

     - Neither indenture limits the amount of debt that we may issue or provides holders any protection should there be a highly leveraged transaction involving our company.

     - The indentures generally allow us to merge, consolidate or convey, transfer or lease our properties and assets substantially as an entirety to another U.S. company, limited liability company, partnership, trust or other business entity, so long as the successor assumes our obligations under the indentures and immediately after giving effect to the transaction we are not in default under the indentures. If these events occur, the other entity will be required to assume our responsibilities on the debt, and we will be released from all liabilities and obligations, except in the case of a lease.

     - The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may vote to change our obligations or your rights concerning the debt. But to change the payment of principal, interest, or adversely effect the right to convert or certain other matters, every holder in that series must consent.

     - We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, as long as we are not in default under the indentures at that time. All amounts due to you on the debt would be paid by the trustee from the deposited funds.

EVENTS OF DEFAULT

     The following are the events of default under the indentures:

     - Principal not paid when due,

     - Sinking fund payment not made when due,

     - Failure to pay interest for 30 days,

     - Covenants not performed for 90 days after notice,

     - Our bankruptcy, insolvency or reorganization, and

     - Any other event of default in the indenture.

REMEDY

     Upon an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare principal immediately payable. However, the holders of a majority in principal amount may rescind this action.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SENIOR DEBT SECURITIES

     The indenture relating to the senior debt securities contains covenants restricting our ability to incur secured debt and our ability to sell or transfer our property to a lender or investor, which then, either directly or indirectly, leases the property back to us.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SUBORDINATED DEBT SECURITIES

     The subordinated debt securities will be subordinated to all senior indebtedness.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information filed electronically by us with the Commission are available at the Commission's website at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - The description of the common stock in our Registration Statement on Form 8-A filed on August 29, 1989, under Section 12(g) of the Exchange Act.

     - The description of our Amended and Restated Preferred Shares Rights Agreement in our Registration Statement on Form 8-A-12G/A filed on December 8, 1998, under Section 12(g) of the Exchange Act.

     - Annual Report on Form 10-K filed on March 5, 1999 and 10-K/A filed on July 29, 1999 for the fiscal year ended December 31, 1998.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 1999, filed on May 12, 1999.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1999, filed on July 29, 1999.

     - Current Reports on Form 8-K filed on March 15, 1999, March 23, 1999, June 2, 1999 and July 26, 1999.

     - Current Reports on Form 8-K/A filed on March 5, 1999, March 31, 1999, May 28, 1999 and July 9, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Investor Relations
     LSI Logic Corporation
     1551 McCarthy Boulevard
     Milpitas, California 95035
     (408) 433-6777

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

     Before you invest in the debt securities or shares of common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the debt securities or common stock. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the debt securities and common stock could decline, and you may lose all or part of your investment.

IF WE ARE NOT ABLE TO IMPLEMENT NEW PROCESS TECHNOLOGIES SUCCESSFULLY, OUR OPERATING RESULTS AND FINANCIAL CONDITION WILL BE ADVERSELY IMPACTED

     The semiconductor industry is intensely competitive and characterized by constant technological change, rapid product obsolescence and evolving industry standards. We believe that our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also adopt and implement emerging industry standards and adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition will be adversely impacted.

     In addition, we must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of CoreWare building blocks, or cores, and integration of our CoreWare libraries into our design capabilities. Our cores and ASSPs are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot assure you that ASSPs or cores that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

DISRUPTION OF OUR MANUFACTURING FACILITIES COULD CAUSE DELAYS IN SHIPMENTS OF PRODUCTS TO OUR CUSTOMERS AND COULD RESULT IN CANCELLATION OF ORDERS OR LOSS OF CUSTOMERS

     A variety of reasons, including work stoppages, fire, earthquake, flooding or other natural disasters, or Year 2000 related problems could cause disruption of operations at any of our primary manufacturing facilities or at any of our assembly subcontractors. Although we carry business interruption insurance, the disruption could result in delays in shipments of products to our customers. We cannot assure you that alternate production capacity would be available if a major disruption were to occur, or that if it were available, it could be obtained on favorable terms. A disruption could result in cancellation of orders or loss of customers. The loss would result in a material adverse impact on our operating results and financial condition.

OUR LACK OF LONG-TERM VOLUME PRODUCTION CONTRACTS WITH OUR CUSTOMERS COULD RESULT IN INSUFFICIENT CUSTOMER ORDERS WHICH WOULD RESULT IN UNDERUTILIZATION OF OUR MANUFACTURING FACILITIES

     We generally do not have long-term volume production contracts with our customers. We cannot control whether and to what extent customers place orders for any specific ASIC design or ASSPs and the quantities of products included in those orders. Insufficient orders will result in underutilization of our manufacturing facilities and would adversely impact our operating results and financial condition.

BRINGING OUR NEW WAFER FABRICATION FACILITY TO FULL OPERATING CAPACITY COULD TAKE LONGER AND COST MORE THAN ANTICIPATED

     Our new wafer fabrication facility in Gresham, Oregon, began production in December 1998. The Gresham facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates depend upon the reliable operation and effective integration of a variety of hardware and software components. We cannot assure you that all of these components will be fully functional or successfully integrated within the currently projected schedule or that the facility will achieve the forecasted yield targets. Our inability to achieve and maintain acceptable production capacity and yield levels could have a material adverse impact on our operating results and financial condition.

     In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than we currently anticipate. Higher costs to bring the facility to full operating capacity will reduce margins and could have a material adverse impact on our results of operations and financial condition. As of June 30, 1999, we have spent approximately $789 million in capital expenditures on the Gresham facility. We plan to spend no more than $250 million in capital expenditures in 1999, approximately $84 million of which relate to the Gresham facility.

OUR LACK OF GUARANTEED SUPPLY ARRANGEMENTS WITH OUR SUPPLIERS COULD RESULT IN OUR INABILITY TO OBTAIN SUFFICIENT RAW MATERIALS FOR USE IN THE PRODUCTION OF OUR PRODUCTS

     We use a wide range of raw materials in the production of our semiconductors, host adapter boards and storage systems products, including silicon wafers, processing chemicals, and electronic and mechanical components. We generally do not have guaranteed supply arrangements with our suppliers and do not maintain an extensive inventory of materials for manufacturing. Some of these materials we purchase from a limited number of vendors, and some we purchase from a single supplier. On occasion, we have experienced difficulty in securing an adequate volume and quality of materials. We cannot assure you that if we have difficulty in obtaining materials or components in the future alternative suppliers will be available, or that available suppliers will provide materials and components in a timely manner or on favorable terms. If we cannot obtain adequate materials for manufacture of products, there could be a material impact on our operating results and financial condition.

HIGH CAPITAL REQUIREMENTS AND HIGH FIXED COSTS CHARACTERIZE OUR BUSINESS, AND WE FACE A RISK THAT REQUIRED CAPITAL MIGHT BE UNAVAILABLE WHEN WE NEED IT

     In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. We spent $330 million in 1998 and $29 million in the first two fiscal quarters of 1999, net of retirements and refinancings, on investments in new facilities and capital equipment, not including facilities and capital equipment acquired with Symbios. We expect to spend no more than $250 million during 1999. We expect to continue to make significant investments in new facilities and capital equipment. We believe that we will be able to meet our operating and capital requirements and obligations for the foreseeable future using existing liquid resources, funds generated from our operations and our ability to borrow funds. We believe that our level of liquid resources is important, and we may seek additional equity or debt financing from time to time. However, we cannot assure you that additional financing will be available when needed or, if available, will be on favorable terms. Moreover, any future equity or convertible debt financing will decrease existing stockholders' percentage equity ownership and may result in dilution, depending on the price at which the equity is sold or the debt is converted. In addition, the high level of capital expenditures required to remain competitive results in relatively high fixed costs. If demand for our products does not absorb additional capacity, the fixed costs and operating expenses related to increases in our production capacity could have a material adverse impact on our operating results and financial condition.

THE NATURE OF OUR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS WHICH COULD RESULT IN A SUDDEN AND SIGNIFICANT DROP IN THE PRICE OF OUR STOCK AND OTHER SECURITIES, PARTICULARLY ON A SHORT-TERM BASIS

     Future operating results will continue to be subject to quarterly variations based upon a wide variety of factors including:

     - The cyclical nature of both the semiconductor industry and the markets addressed by our products,

     - The availability and extent of utilization of manufacturing capacity,

     - Erosion in the price of our products, and

     - The timing of new product introductions, the ability to develop and implement new technologies and other competitive factors.

     Operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which we do business.

     We operate in a technologically advanced, rapidly changing and highly competitive environment, and we predominantly sell custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of our customers may have a greater impact on our operating results and financial condition than if we predominantly offered standard products that could be sold to many purchasers. While we cannot predict what effect these various factors may have on our financial results, their aggregate effect could result in significant volatility in future performance and the trading prices of our common stock and other securities. Our failure to meet the performance expectations published by external sources could result in a sudden and significant drop in the price of our common stock, and other securities, particularly on a short-term basis.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOST MARKET SHARE

     We compete in markets that are intensely competitive, and which exhibit both rapid technological changes and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer ASIC products and/or other products that are competitive with our product lines. Other competitors are smaller, specialized and emerging companies attempting to sell products in particular markets that we also target. In addition, we face competition from some companies whose strategy is to provide a portion of the products and services that we offer. For example, these competitors may offer semiconductor design services, license design tools, and/or provide support for obtaining products at an independent foundry. Some of our large customers, some of whom may have licensed elements of our process and product technologies, may develop internal design and production operations to produce their own ASICs, thereby displacing our products. Therefore, we cannot assure you that we will be able to continue to compete effectively with our existing or new competitors. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins, and loss of market share, any of which would affect our operating results and financial condition.

     To remain competitive, we continue to evaluate our worldwide manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to implement successfully new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected.

     Our future competitive performance depends on a number of factors, including our ability to:

     - Accurately identify emerging technological trends and demand for product features and performance characteristics,

     - Develop and maintain competitive products,

     - Enhance our products by adding innovative features that differentiate our products from those of our competitors,

     - Bring products to market on a timely basis at competitive prices,

     - Properly identify target markets,

     - Respond effectively to new technological changes or new product announcements by others,

     - Reduce semiconductor chip size, increase device performance and improve manufacturing yields,

     - Adapt products and processes to technological changes, and

     - Adopt and/or set emerging industry standards.

     We cannot assure you that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, we cannot assure you that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable to us.

OUR SIGNIFICANT INVESTMENTS IN RESEARCH AND DEVELOPMENT BEFORE WE CONFIRM THE TECHNICAL FEASIBILITY AND COMMERCIAL VIABILITY OF A PRODUCT PRESENT RISKS THAT WE WILL BE UNABLE TO RECOVER THE DEVELOPMENT COSTS ASSOCIATED WITH SUCH PRODUCT

     We must continue to make significant investments in research and development in order to continually enhance the performance and functionality of our products, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. Technical innovations are inherently complex and require long development cycles and appropriate professional staffing. We must complete development of such innovations before they are obsolete, and make them sufficiently compelling to attract customers. Also, we must incur substantial research and development costs before we confirm the technical feasibility and commercial viability of a product. Therefore, we spend substantial resources determining the feasibility of certain innovations that may not lead to a product but may instead result in numerous dead ends and sunk costs. We cannot assure you that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements. Moreover, we may not be able to secure the financial resources necessary to fund future development.

OUR ACQUISITION AND INVESTMENT ALLIANCE ACTIVITIES COULD DISRUPT OUR ONGOING BUSINESS

     We intend to continue to make investments in companies, products and technologies, either through acquisitions or investment alliances. We are currently evaluating potential acquisition and investment alliances and will continue to do so on an ongoing basis. We do not currently have any commitments for a material acquisition or investment alliance. Acquisitions and investment activities often involve risks, including:

     - We may experience difficulty in assimilating the acquired operations and employees,

     - We may be unable to retain the key employees of the acquired operation,

     - The acquisition or investment may disrupt our ongoing business,

     - We may not be able to incorporate successfully the acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures, and

     - We may lack the experience to enter into new markets, products or technologies.

     Some of these factors are beyond our control. Failure to manage growth effectively and to integrate acquisitions would affect our operating results or financial condition.

CHANGES IN FOREIGN CURRENCY EXCHANGE RATES COULD AFFECT OUR OPERATIONS OR CASH FLOWS

     We have international subsidiaries that operate and sell our products globally. Our international sales totaled approximately $560 million in 1998 and $373 million in the first two fiscal quarters of 1999. Further, we purchase a substantial portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly in our Japanese manufacturing facilities. As a result, we are exposed to changes in foreign currency exchange rates or weak economic conditions in the other countries.

     Our debt obligations in Japan totaled approximately 8.6 billion yen, approximately $71 million, at June 30, 1999. These obligations expose us to exchange rate fluctuations for the period of time from the start of the transaction until it is settled. In recent years, the yen has fluctuated substantially against the U.S. dollar. We use forward exchange, currency swap, interest rate swap and option contracts to manage our exposure to currency fluctuations and changes in interest rates. There were no interest rate swap or currency swap contracts outstanding as of June 30, 1999. We cannot assure you, however, that such hedging transactions will eliminate exposure to currency rate fluctuations and changes in interest rates. Notwithstanding our efforts to foresee and mitigate the effects of changes in fiscal circumstances, fluctuations in currency exchange rates in the future could affect our operations and/or cash flows. In addition, high inflation rates in foreign countries could affect our future results.

IF WE DO NOT SUCCESSFULLY COMPLETE MODIFICATIONS TO OUR SYSTEMS AND COMMERCIAL ARRANGEMENTS IN A TIMELY MANNER TO ACCOMMODATE THE NEW EUROPEAN CURRENCY, MATERIAL DISRUPTION OF OUR BUSINESS COULD OCCUR

     A new European currency was implemented in January 1999 to replace the separate currencies of eleven western European countries. In response, we are changing our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications are necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers, and internal financial reporting systems. We expect a three-year transition period during which transactions may also be made in the old currencies. This requires dual currency processes for our operations. We have identified issues involved and are developing and implementing solutions. The cost of this effort is not expected to have a material effect on our business or results of operations. We cannot assure you, however, that all problems will be foreseen and corrected or that no material disruption of our business will occur.

CHANGES IN INTERNATIONAL TRADE AND ECONOMIC CONDITIONS COULD ADVERSELY IMPACT OUR ABILITY TO MANUFACTURE OR SELL IN FOREIGN MARKETS AND COULD RESULT IN A DECLINE IN CUSTOMER ORDERS

     We have substantial business activities in Europe and the Pan-Asia region. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tariff structures, export compliance laws or other trade policies, in either the United States or foreign countries could adversely impact our ability to manufacture or sell in foreign markets.

     The recent economic crisis in Asia has affected business conditions and pricing in the region. We subcontract test and assembly functions to subcontractors in Asia. A significant reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of customer orders or increased costs. Such conditions could have an adverse impact on our operating results. Additionally, our customers sell products, especially consumer products, into the Pan-Asia region. A significant decrease in sales to end-users and consumers in the area could result in a decline in orders and have an impact on our operating results and financial condition.

OUR MARKETING STRATEGY CREATES RISKS ASSOCIATED WITH CUSTOMER CONCENTRATION

     We expect that we will become increasingly dependent on a limited number of customers for a substantial portion of our net revenues. This is as a result of our strategy to direct our marketing and selling efforts toward selected customers. During 1998, Sony Corporation accounted for 12% of net revenues. We fill Sony's orders as they are placed and accepted. We do not have a supply contract with Sony and Sony is not obligated to purchase our products.

     Our operating results and financial condition could be affected if:

     - We do not win new product designs from major customers,

     - Major customers cancel their business with us,

     - Major customers make significant changes in scheduled deliveries, or

     - Prices of products that we sell to these customers are decreased.

OUR BUSINESS AS A HIGH TECHNOLOGY COMPANY PRESENTS RISKS OF INTELLECTUAL PROPERTY OBSOLESCENCE, INFRINGEMENT AND LITIGATION

     Our success is dependent in part on our technology and other proprietary rights. We believe that there is value in the protection afforded by our patents, patent applications and trademarks. However, the semiconductor industry is characterized by rapidly changing technology. Our future success depends primarily on the technical competence and creative skills of our personnel, rather than on patent and trademark protection.

     As is typical in the semiconductor industry, from time to time we have received communications from other parties asserting that they possess patent rights, mask work rights, copyrights, trademark rights or other intellectual property rights which cover certain of our products, processes, technologies or information. We are evaluating several such assertions. We are considering whether to seek licenses with respect to certain of these claims. Based on industry practice, we believe that licenses or other rights, if necessary, could be obtained on commercially reasonable terms for existing or future claims. Nevertheless, we cannot assure you that licenses can be obtained, or if obtained will be on acceptable terms or that litigation or other administrative proceedings will not occur. Litigation of such claims or the inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could have an impact on our operating results and financial condition.

CYCLICAL FLUCTUATIONS IN OUR MARKETS COULD CAUSE A DOWNTURN IN DEMAND FOR OUR PRODUCTS AND RESULT IN LOWER REVENUES

     We may experience period-to-period fluctuations or a decline as a result of the following:

     - Rapid technological change, rapid product obsolescence, and price erosion in our products,

     - Fluctuations in supply and demand in the semiconductor or storage markets for our products,

     - Maturing product cycles in our products or products produced by our customers, and

     - Fluctuations or declines in general economic conditions, which often produce abrupt fluctuations or declines in our products or the products or services offered by our suppliers and customers.

     Significant industry-wide fluctuations or a downturn as a result of these factors could affect our operating results and financial condition.

     The semiconductor industry also has experienced periods of rapid expansion of production capacity. Even if our customers' demand were not to decline, the availability of additional excess production capacity in our industry creates competitive pressure that can degrade pricing levels, which can also depress our revenues. Also, during such periods, customers who benefit from shorter lead times may delay some purchases into future periods, which could affect our demand and revenues for the short term. We cannot assure you that we will not experience such downturns or fluctuations in the future, which could affect our operating results and financial condition.

WE DEPEND ON KEY EMPLOYEES AND FACE COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES

     Our employees are vital to our success. Moreover, our key management, engineering and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado has increased demand and competition for qualified personnel. We may not be able to attract, assimilate or retain additional highly qualified employees in the future. These factors could affect our business, financial condition and results of operations.

IF WE, OUR SUPPLIERS OR OUR CUSTOMERS DO NOT SUCCESSFULLY, TIMELY OR ADEQUATELY ADDRESS THE YEAR 2000 ISSUE, WE COULD EXPERIENCE A SIGNIFICANT DISRUPTION OF OUR FINANCIAL MANAGEMENT AND CONTROL SYSTEMS OR A LENGTHY INTERRUPTION IN OUR MANUFACTURING OPERATIONS

     As with many other companies, the Year 2000 computer issue presents risks for us. We use a significant number of computer software programs and operating systems in our internal operations, including applications used in our financial, product development, order management and manufacturing systems.

     The inability of computer software programs to accurately recognize, interpret and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or encounter operating problems resulting in the interruption of the business operations which they control. This could adversely affect our ability to process orders, forecast production requirements or issue invoices. A significant failure of the computer integrated manufacturing systems, which monitor and control factory equipment, would disrupt manufacturing operations and cause a delay in completion and shipping of products. Moreover, if our critical suppliers' or customers' systems or products fail because of a Year 2000 malfunction, it could impact our operating results. Finally, our own products could malfunction as a result of a failure in date recognition, giving rise to the possibility of warranty claims and litigation.

     Based on currently available information, our management does not believe that the Year 2000 issues discussed above, related to internal systems or products sold to customers, will have a material impact on our financial condition or overall trends in results of operations. However, we are uncertain to what extent we may be affected by such matters. A significant disruption of our financial management and control systems or a lengthy interruption in our manufacturing operations caused by a Year 2000 related issue could result in a material adverse impact on our operating results and financial condition. In addition, it is possible that a supplier's failure to ensure Year 2000 capability or our customer's concerns about Year 2000 readiness of our products would have a material adverse effect on our results of operations.

OUR ABILITY TO REPAY THE DEBT SECURITIES IS DEPENDENT IN PART ON THE EARNINGS OF OUR SUBSIDIARIES

     The debt securities are exclusively obligations of LSI Logic Corporation. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the debt securities, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the debt securities. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

POSSIBLE VOLATILITY OF PRICE OF COMMON STOCK

     The market price of our common stock has been volatile in the past and may be volatile in the future. The trading price of the common stock may be significantly affected by the following factors:

     - The cyclical nature of both the semiconductor industry and the markets addressed by our products,

     - The availability and extent of utilization of manufacturing capacity,

     - Erosion in the price of our products,

     - The timing of new product introductions, the ability to develop and implement new technologies and other competitive factors,

     - Our announcement of new products or product enhancements or similar announcements by our competitors, and

     - General market conditions or market conditions specific to particular industries.

     In addition, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely due to events unrelated to their operating performance. These fluctuations may adversely affect the market price of our common stock.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of securities offered by this prospectus will be used to fund expansion of our business, including for:

     - additional working capital,

     - capital expenditures,

     - repayment of existing indebtedness,

     - acquisitions of products, technologies and businesses, and

     - general corporate purposes.

     When we offer a particular series of securities offered by this prospectus, the prospectus supplement relating to that offering will set forth the intended use of the net proceeds received from that offering. Pending the application of the net proceeds, we expect to invest the proceeds from the sale of offered securities in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                     SIX MONTHS ENDED
                                                FISCAL YEAR ENDED DECEMBER 31,      -------------------
                                             ------------------------------------   JUNE 30,   JUNE 30,
                                             1994   1995    1996    1997    1998      1998       1999
                                             ----   -----   -----   -----   -----   --------   --------
Ratio of earnings to fixed charges.........   5.7x   11.4x    7.2x   10.6x     --      9.5x       1.7x

     These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing (i) earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by (ii) fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of debt issuance costs. In 1998, earnings were inadequate to cover fixed charges by $140 million.

     Our fiscal years ended on December 31, 1997 and 1998, and the Sunday closest to December 31, in 1994, 1995 and 1996. For presentation purposes, this prospectus refers to December 31 as our fiscal year end.

                       DESCRIPTION OF THE DEBT SECURITIES

     The debt securities will either be our senior debt securities or our subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe all the material terms of a particular series of debt securities.

     The following is a summary of the most important provisions and definitions of the indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement which includes this prospectus. In this description of the debt securities, the words "LSI", "we", "us" or "our" refer only to LSI Logic Corporation and not to any of our subsidiaries.

GENERAL

     Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We are not limited as to the amount of debt securities we may issue under the indentures.

     The prospectus supplement will set forth:

     - whether the debt securities are senior or subordinated,

     - the offering price,

     - the title,

     - any limit on the aggregate principal amount,

     - the person who shall be entitled to receive interest, if other than the record holder on the record date,

     - the date the principal will be payable,

     - the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

     - the place where payments shall be made,

     - any mandatory or optional redemption provisions,

     - if applicable, the method for determining how principal, premium, if any, or interest will be calculated by reference to an index or formula,

     - if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

     - the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

     - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

     - any defeasance provisions if different from those described below under "Satisfaction and Discharge -- Defeasance,"

     - any conversion or exchange provisions,

     - whether the debt securities will be issuable in the form of a global security,

     - any subordination provisions if different from those described below under "Subordinated Debt Securities,"

     - any deletions of, or changes or additions to, the events of default or covenants, and

     - any other specific terms of such debt securities.

     Unless otherwise specified in the prospectus supplement:

     - the debt securities will be registered debt securities; and

     - registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

     Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

EXCHANGE AND TRANSFER

     Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

     In the event of any potential redemption of debt securities of any series, we will not be required to:

     - issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

     - register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

     We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

     The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

     - be registered in the name of a depositary that we will identify in a prospectus supplement,

     - be deposited with the depositary or nominee or custodian, and

     - bear any required legends.

     No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

     - an event of default is continuing, or

     - any other circumstances described in a prospectus supplement.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security will not be:

     - entitled to have the debt securities registered in their names,

     - entitled to physical delivery of certificated debt securities, and

     - considered to be holders of those debt securities under the indenture.

     Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

     Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

     Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary's policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

     We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period ending the earlier of:

     - 10 business days prior to the date the money would be turned over to the state, or

     - at the end of two years after such payment was due

will be repaid to us. Thereafter, the holder may look only to LSI for such payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other business entity,

     - the successor assumes our obligations on the debt securities and under the indentures,

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

     - certain other conditions are met.

EVENTS OF DEFAULT

     Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

          (1) failure to pay principal of or any premium on any debt security of that series when due,

          (2) failure to pay any interest on any debt security of that series for 30 days when due,

          (3) failure to deposit any sinking fund payment when due,

          (4) failure to perform any other covenant in the indenture continued for 90 days after being given the notice required in the indenture,

          (5) our bankruptcy, insolvency or reorganization, and

          (6) any other event of default specified in the prospectus supplement.

     An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

     If an event of default, other than an event of default described in clause
(5) above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default described in clause (5) above occurs, the principal amount of all the debt securities of that series, will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

     After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

     Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     A holder will have the right to begin a proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures only if:

          (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

          (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to begin the proceeding,

          (3) the trustee has not started the proceeding within 60 days after the request, and

          (4) the trustee has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

     Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date or their right to convert without following the procedures listed in (1) through (4) above.

     We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

     We and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

     However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

     - change the stated maturity of any debt security,

     - reduce the principal, premium, if any, or interest on any debt security,

     - reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

     - change the place of payment or the currency in which any debt security is payable,

     - impair the right to sue for any payment after the stated maturity or redemption date,

     - if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders,

     - adversely affect the right to convert any debt security, or

     - change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

     We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

     Each indenture contains a provision that permits us to elect:

     - to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and/or

     - to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

          (1) the limitations on sale and leaseback transactions under the senior indenture,

          (2) the limitations on secured debt under the senior indenture,

          (3) the subordination provisions under the subordinated indenture, and

          (4) covenants as to payment of taxes and maintenance of properties.

     To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

     If we elect to be discharged from all of our obligations as outlined above in the first bullet point in this section, the holders of the debt securities of the series will not be

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

entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

NOTICES

     Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

REGARDING THE TRUSTEE

     The indentures limit the right of the trustee, should it become a creditor of LSI, to obtain payment of claims or secure its claims.

     The trustee is permitted to engage in certain other transactions. However, if the trustee acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

SENIOR DEBT SECURITIES

     The senior debt securities will be unsecured and will rank equally with all of our other unsecured and non-subordinated senior debt.

Covenants in the Senior Indenture

     Limitations on Liens. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the total amount of all secured debt that the senior debt securities are not secured equally and ratably with, would not exceed the greater of $300 million or 10% of our consolidated net tangible assets.

     Limitations on Sale and Lease-back Transactions. Subject to the last paragraph of this Section, neither we nor any restricted subsidiary will enter into any lease longer than three years covering any of our principal property or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

          (1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to "Limitation on Liens" described above, or

          (2) an amount equal to the greater of the following amounts is applied within 180 days to the retirement of our or any restricted subsidiary's long-term debt or the purchase or development of comparable property:

     - the net proceeds from the sale; and

     - the attributable debt with respect to the sale and leaseback transaction.

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

     However, either we or our restricted subsidiaries would be able to enter into a sale and lease back transaction without being required to apply the net proceeds from this sale and lease back transaction as required by (2) above if the sum of the following amounts would not exceed the greater of $300 million or 10% of our consolidated net tangible assets:

     - the total amount of the sale and leaseback transactions, and

     - the total amount of secured debt.

     Absence of Certain Covenants. The prospectus supplement will specify any additional restrictive covenants applicable to the senior debt securities. The senior indenture does not contain provisions permitting the holders of senior debt securities to require us to repurchase or redeem the senior debt securities in the event of a takeover, recapitalization or similar restructuring, highly leveraged transaction, or any downgrading of our debt ratings.

Definitions

     "attributable debt" with regard to a sale and leaseback transaction means the lesser of:

          (1) the fair market value of such property as determined in good faith by our board of directors, or

          (2) discounted present value of all net rentals under the lease.

     "consolidated net tangible assets" means total assets, less reserves, after deducting:

     - total current liabilities, excluding:

     - notes and loans payable,

     - current maturities of long-term debt,

     - current maturities of capital leases, and

     - certain intangible assets to the extent included in total assets.

     "mortgage" means a mortgage, security interest, pledge, lien, charge or other encumbrance.

     "nonrecourse obligation" means indebtedness substantially related to:

     - acquisition of assets not previously owned by us or any restricted subsidiary, or

     - the financing of any project involving the development of either our or any of our restricted subsidiary's property in which the only recourse is to the proceeds or the project financed with the proceeds of the transaction.

     "principal property" means the land, improvements, buildings and fixtures owned by us or a subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of .75% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

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

     "restricted subsidiary" means any subsidiary that owns any principal property. "Restricted subsidiary" does not include:

     - any subsidiary primarily engaged in financing receivables or in the finance business, or

     - any of our less than 80% owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or over the counter.

     "secured debt" means any of our debt or any debt of a restricted subsidiary for borrowed money secured by a mortgage on any principal property or any stock or indebtedness of a restricted subsidiary. Secured debt does not include:

     - mortgages on property existing at the time of acquisition of the property by us or any subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets of a corporation existing at the time it becomes a restricted subsidiary,

     - mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by us or a restricted subsidiary (including leases), or mortgages to secure payment of all or any part of the purchase price, or to secure any debt within 270 days after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of substantial commercial operation of the property,

     - mortgages to secure indebtedness owing to us or to a restricted subsidiary,

     - mortgages existing at the date of the senior indenture,

     - mortgages on property existing at the time the person is merged or consolidated with us or a restricted subsidiary,

     - mortgages on property at the time of a sale or lease of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary,

     - mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the United States,

     - mortgages incurred in connection with asset acquisition or a project financed with a non-recourse obligation, or

     - mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness, including any senior debt securities, and will rank equally with our outstanding 4 1/4% convertible subordinated notes due 2004.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness.

     In the event of any acceleration of the subordinated debt securities because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to holders of senior indebtedness of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

     We are required to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors.

     We may also not make payment on the subordinated debt securities if:

     - a default in the payment of senior indebtedness occurs and is continuing beyond any grace period,

     - any other default occurs and is continuing with respect to designated senior indebtedness that permits holders or their representatives of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture, or

     - any judicial proceeding shall be pending with respect to any payment default or non-payment default.

     We may and shall resume payments on the subordinated debt securities:

     - in case of a payment default, the date on which the default is cured or waived or ceases to exist, and

     - in case of a nonpayment default, the earlier of the date on which the default is cured or waived or ceases to exist or 179 days after the receipt of the payment blockage notice.

     No new payment blockage period may start unless 365 days have elapsed from the effectiveness of the prior payment blockage notice.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

     The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

     Senior debt securities will constitute senior indebtedness under the subordinated indenture.

     If the Trustee, any paying agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is

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

paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

Definitions

     "designated senior indebtedness" means senior indebtedness under our existing credit facility and any other senior indebtedness that expressly provides that it is "designated senior indebtedness."

     "indebtedness" means:

          (1) all obligations

             - for borrowed money,

             - evidenced by a note, debenture, bond or written instrument,

             - in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet,

             - all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and as a result guarantee a minimum residual value of the leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property, or

             - in respect of letters of credit, local guarantees or bankers'
               acceptances;

          (2) all obligation of others of the type described in clause (1) above or clause (3), (4) or (5) below assumed by or guaranteed or in effect guaranteed by such person;

          (3) all obligations secured by a mortgage, pledge or similar arrangement encumbering property or assets;

          (4) all obligations under interest rate and currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

          (5) all deferrals or renewals of (1) through (4) above.

     "senior indebtedness" means the principal, premium, if any, and interest, including bankruptcy interest and fees, and rent payable on all our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all renewals or extensions.

     However, senior indebtedness shall not include:

          - indebtedness evidenced by the subordinated debt securities,

          - our 4 1/4% convertible subordinated debentures due 2004,

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

          - indebtedness to any of our subsidiaries, except if it is pledged as security for any senior indebtedness,

          - our accounts payable to trade creditors arising in the ordinary course of business, and

          - any indebtedness that expressly provides that it shall not be senior in right of payment to, or on the same basis with, or is subordinated or junior to, the subordinated debt securities.

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

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.

     COMMON STOCK. As of August 7, 1999, there were 147,622,560 shares of common stock outstanding held by approximately 2,907 holders of record. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Our certificate of incorporation provides that at all elections of directors, each holder of stock shall be entitled to cumulative voting. The holder may cast all of these votes for a single candidate or may distribute them among the number of directors to be elected. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     PREFERRED STOCK. As of August 11, 1999, no shares of preferred stock were issued and outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the following rights, preferences, privileges and restrictions of the preferred stock without further vote or action by our stockholders:

     - dividend rights and rates,

     - terms of conversion, voting rights, terms of redemption, liquidation preferences,

     - the number of shares constituting any series or the designation of such series.

Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control and may adversely affect the voting and other rights of the holders of common stock. Except in accordance with the rights plan described below, we have no present plans to issue any shares of preferred stock.

     PREFERRED SHARES RIGHTS PLAN. On November 16, 1988, our board of directors authorized a dividend distribution of one share purchase right for each share of common stock outstanding as of the close of business on December 15, 1988 and each future share of common stock. The Amended and Restated Preferred Shares Rights Agreement dated November 20, 1998 between us and BankBoston, N.A., as rights agent, provides, among other things, that after a distribution date, each right entitles the registered holder to purchase from us 1/1000 of a share of our Series A participating preferred stock, $0.01 par value, initially at a price of $100.00.

     The rights will expire ten years after the date of issuance, or December 15, 2008, unless earlier redeemed, and will become exercisable and transferable separately from the common stock following the tenth day after a person or group:

     - acquires beneficial ownership of 20% or more of our common stock,

     - announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 30% or more of our common stock, or

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

     - a later date after the occurrence of an event described in clause (i) or
       (ii) above as may be determined by a majority of directors not affiliated with the acquiring group or person.

     If (a) an acquiror obtains 30% or more of our common stock, (b) an acquiring entity combines with us in a transaction in which we are the surviving company and our common stock remains outstanding and unchanged or (c) we effect or permit certain "self-dealing" transactions with an owner of 20% or more of our common stock or its affiliates or associates, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock having a then-current market value of twice the purchase price.

     If (x) we merge into another entity, (y) an acquiring entity merges into us and our common stock is changed into or exchanged for other securities or assets or (z) we sell more than 50% of our assets or earning power, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the purchase price.

     We may redeem the rights at our option for $0.01 per right at any time on or prior to the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of our common stock or such later date as may be determined by a majority of the directors not affiliated with the acquiring group or person. The rights are also redeemable at our option following the shares acquisition date if:

     - such redemption is in connection with a consolidation or merger in which we are not the surviving corporation,

     - no acquiror has held more than 20% of our common stock for less than the last three years, and

     - the redemption is approved by a majority of the directors not affiliated with the acquiring group or person.

Our right of redemption may be reinstated if the acquiring person or group reduces its beneficial ownership to 10% or less of our common stock.

     The Series A participating preferred purchasable upon exercise of the rights will be nonredeemable and junior to any other series of our preferred stock. Each share of Series A participating preferred will have a preferential cumulative quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of common stock. In the event of liquidation, the holders of Series A participating preferred will receive a preferred liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to the holders of shares of common stock plus accrued dividends. Following payment of the Series A liquidation preference, and after the holders of shares of common stock shall have received an amount per share equal to the quotient obtained by dividing the Series A liquidation preference by 1,000, the holders of Series A participating preferred and holders of common stock will share ratably and proportionately the remaining assets to be distributed in liquidation. Each share of Series A participating preferred will have 1,000 votes and will vote together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other securities, cash and/or other property, each share of Series A

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

participating preferred will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

     Although the rights should not interfere with a business combination approved by the board of directors in the manner set forth in the rights plan, they may cause substantial dilution to a person or group that attempts to acquire control without approval by the board.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

     The Section 203 restrictions do not apply if:

     (1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status,

     (2) upon consummation of the transaction which resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the "voting stock". The 85% calculation does not include those shares:

        - owned by directors who are also officers of the target corporation, and

        - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer, or

     (3) on or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to LSI Logic Corporation. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

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

CHARTER AND BYLAW PROVISIONS

     Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

     - our charter provides for cumulative voting at all elections of directors,

     - our board has the power to establish the rights, preferences and privileges of authorized and unissued shares,

     - our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to LSI Logic Corporation or its stockholders to the fullest extent permitted by Delaware law.

INDEMNIFICATION ARRANGEMENTS

     Our bylaws provide that our directors, officers and agents shall be indemnified against expenses, including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of LSI Logic Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of LSI, arising out of such person's services as a director or officer of LSI, any subsidiary of LSI or any other company or enterprise to which the person provides services at the request of LSI.

CHANGE OF CONTROL AGREEMENTS

     We have entered into certain severance agreements with each of our executive officers providing for the acceleration of unvested options held by such executive officers and the payment of certain lump sum amounts and benefits upon an involuntary termination at any time within twelve (12) months after a change of control.

     A "change of control" is defined as

     - the consummation of a merger or consolidation with any other corporation, other than a merger or consolidation in which we are the surviving entity,

     - the approval by our stockholders of a plan of liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets, and

     - any person becoming the beneficial owner, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, of 50% or more of our total outstanding voting securities.

     Our successors shall be bound under the change of control severance agreements. The change of control severance agreements terminate on November 20, 2003. Although these

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

should not interfere with a business combination, they may cause a substantial dilution to a person or group that attempts to acquire us without approval of our board of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Boston EquiServe, L.P.

                              PLAN OF DISTRIBUTION

     We may sell the securities separately or together:

     - through one or more underwriters or dealers in a public offering and sale by them,

     - directly to investors, or

     - through agents.

     We may distribute the securities from time to time in one or more transactions at a fixed price or prices. These prices may be changed from time to time and may be set:

     - at market prices prevailing at the times of sale,

     - at prices related to such prevailing market prices, or

     - at negotiated prices.

     We will describe the method of distribution of the securities in the prospectus supplement.

     Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

     We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

     All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. Therefore, we cannot give any assurances to you as to the liquidity of the trading market for any debt securities.

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

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of our securities offered by this prospectus will be passed upon for LSI Logic Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as amended on Form 10-K/A for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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

                                    LSI LOGO